April 27, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

[redacted]

42538-0001\07

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34905

Re: Asian Union New Media (Group) Limited
(Formerly known as Universal Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Asian Union New Media (Group) Limited (the "Company"), SEC File No. 82-34905, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the Second Tranche Convertible Note, dated March 27, 2007; published (in English language) in the China Daily & (in Chinese language) in Hong Kong Economic Times and published (in both English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on March 27, 2007;

(2) The Company's announcement regarding subscription of new shares and warrants; disposal of securities in the company by the controlling shareholder and resumption of trading, dated March 20, 2007, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (in both English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on March 20, 2007;

(3) The Company's announcement regarding the Second Tranche Convertible Note, dated March 1, 2007; published (in English language) in the China Daily & (in Chinese language) in Hong Kong Economic Times and published (in both English

and Chinese language) on the website of The Stock Exchange of Hong Kong, all on March 1, 2007;

(4) The Company's announcement regarding the Second Tranche Convertible Note, dated February 2, 2007; published (in English language) in the China Daily & (in Chinese language) in Hong Kong Economic Times and published (in both English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on February 2, 2007; and

(5) The Company's announcement regarding the Second Tranche Convertible Note, dated January 2, 2007; published (in English language) in the China Daily & (in Chinese language) in Hong Kong Economic Times and published (in both English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on January 2, 2007.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Asian Union New Media (Group) Limited

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 419

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 25 September 2006. The Company would like to inform the Shareholders that an aggregate principal amount of HK$49,000,000 of the Second Tranche Convertible Notes have been converted on 23 March 2007.

Reference is made to the announcement of the Company dated 25 September 2006 in respect of, among other things, the issue of the Second Tranche Convertible Note. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that on 23 March 2007 an aggregate principal amount of HK$49,000,000 of the Second Tranche Convertible Notes have been converted to 1,000,000,000 ordinary Shares of par value of HK$0.01 each of the Company ("Share") at a conversion price of HK$0.049 per Share ("Conversion"). After such Conversion, the total principal amount of the Second Tranche Convertible Notes outstanding is HK$107,909,499. As at 1 March 2007, the number of issued Shares was 12,038,610,640. After the Conversion, the number of issued Shares is 13,038,610,640, of which approximately 60.21% are in the public hands.

Upon the Conversion, the substantial shareholders of the Company are still Messrs. Dong Ping and Ko Chun Shun, Johnson, whose shareholdings of the Company are approximately 20.71% and 19.08% respectively.

As at the date of this announcement, the board of directors of the Company comprised Mr. Dong Ping (Chairman and executive Director), Mr. Ko Chun Shun, Johnson (executive Director) Mr. Tsoi Tong Hoo, Tony (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
ASIAN UNION NEW MEDIA (GROUP) LIMITED
Jason Chan
Company Secretary

Hong Kong, 27 March 2007

Please also refer to the published version of this announcement in the China Daily.

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(於開曼群島註冊成立之有限公司)

股份代號：419

公佈

謹此提述本公司於二零零六年九月二十五日刊發之公佈。本公司謹知會股東第二批可換股票據於二零零七年三月二十三日已獲兌換本金額為49,000,000港元。

謹此提述本公司於二零零六年九月二十五日就有關(其中包括)發行第二批可換股票據而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東，一批本金額49,000,000港元之第二批可換股票據已於二零零七年三月二十三日，以每股份0.049港元之換股價兌換本公司共1,000,000,000股每股面值0.01港元之普通股股份(「股份」)(「該換股」)。完成該換股之後，第二批可換股票據之尚未行使本金額為107,909,499港元。於二零零七年三月一日，已發行股份數目為12,038,610,640股。完成該換股後，已發行股份數目為13,038,610,640股，其中約60.21%為公眾人仕持有。

於該換股，本公司之主要股東仍然為董平先生及高振順先生，分別持有約20.71%及19.08%股份。

於本公佈日期，本公司董事會包括董平先生(主席兼執行董事)、高振順先生(執行董事)、蔡東豪先生(非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*
公司秘書
陳錦坤

香港，二零零七年三月二十七日

* *僅供識別*

請同時參閱本公佈於香港經濟日報刊登的內容。

ASIAN UNION NEW MEDIA
亞洲新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

SUBSCRIPTION OF NEW SHARES AND WARRANTS

DISPOSAL OF SECURITIES IN THE COMPANY BY THE CONTROLLING SHAREHOLDER

RESUMPTION OF TRADING

On 20 March 2007, the Company entered into the Subscription Agreement with the Subscriber and CBC. Pursuant to the Subscription Agreement, the Company has agreed to allot and issue 500,000,000 new Shares at HK$0.07 per Subscription Share, together with 1,900,000,000 Warrants.

Each Warrant will confer upon its holder the right to subscribe for one new Warrant Share at the Exercise Price of HK$0.10. Any Warrant Shares will be issued under the General Mandate. The Warrants will not be listed on any stock exchange and are not transferable unless with the prior written consent of the Company except that the Warrants can be transferred to CBC or a company in which more than 50% of its capital is held by CBC.

The Subscription Shares and the Total Warrant Shares approximately represent (a) 4.15% and 15.78% of the existing issued share capital of the Company respectively, and (b) 3.46% and 13.16% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares and the Total Warrant Shares.

The Subscription Price approximately represents (a) a discount of 19.5% to the closing price of HK$0.087 per Share as quoted on the Stock Exchange on 14 March 2007, being the latest trading day immediately prior to the date of this announcement; (b) a discount of 12.3% to the average of the closing price of HK$0.0798 per Share over the last 5 consecutive trading days up to and including 14 March 2007; (c) a discount of 10.1% to the average of the closing price of HK$0.0779 per Share over the last 10 consecutive trading days up to and including 14 March 2007; and (d) a discount of 4.0% to the average of the closing price of approximately HK$0.0729 per Share over the last 30 consecutive trading days up to and including 14 March 2007.

The Exercise Price approximately represents (a) a premium of 14.9% over the closing price of HK$0.087 per Share as quoted on the Stock Exchange on 14 March 2007, being the latest trading day immediately prior to the date of this announcement; (b) a premium of 25.3% over the average of the closing price of HK$0.0798 per Share over the last 5 consecutive trading days up to and including 14 March 2007; (c) a premium of 28.4% over the average of the closing price of HK$0.0779 per Share over the last 10 consecutive trading days up to and including 14 March 2007; and (d) a premium of 37.2% over the average of the closing price of approximately HK$0.0729 per Share over the last 30 consecutive trading days up to and including 14 March 2007.

The Company has been informed by Mr. Ko, an executive Director, that he has agreed to sell (i) part of the Convertible Note in the principal amount of HK$49,000,000 (convertible into 1,000,000,000 new Shares at the prevailing conversion price of HK$0.049 per Share (subject to adjustment)) to the Subscriber pursuant to the Sale and Purchase Agreement and (ii) the remaining part of the Convertible Note in the principal amount of HK$107,907,499 (convertible into 2,202,234,673 new Shares at the prevailing conversion price of HK$0.049 per Share (subject to adjustment)) to independent placees. Mr. Ko has further informed the Company that he has engaged SHK as the placing agent for the placing of 1,700,000,000 Shares held by Mr. Ko to independent placees. Mr. Ko confirms that neither the Subscriber nor any of the placees is an associate of or a party acting in concert with him. Upon completion of the placement of 1,700,000,000 Shares held by Mr. Ko, which is expected to take place on or before 23 March 2007, the shareholding interest of Mr. Ko in the Company will decrease from approximately 34.79% to approximately 20.67%. Mr. Ko's shareholding interest in the Company will further be diluted to approximately 19.84% after issue of the Subscription Shares. Shareholders may refer to the section headed "Shareholding Structure of the Company" below for the possible changes in the shareholding structure of the Company.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 15 March 2007 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 21 March 2007.

SUBSCRIPTION AGREEMENT

The Directors are pleased to announce that the Company has entered into the Subscription Agreement with the Subscriber and CBC on 20 March 2007. Pursuant to the Subscription Agreement, the Company agreed to allot and issue to the Subscriber and the Subscriber agreed to subscribe for an aggregate of 500,000,000 new Shares at HK$0.07 per Subscription Share together with 1,900,000,000 Warrants.

To the best of the Directors' knowledge, information and belief, and having made all reasonable enquiries, the Subscriber, a company wholly-owned by CBC, and the ultimate beneficial owners of CBC, are third parties independent of the Group and the connected persons of the Company as defined under the Listing Rules. As described in the section headed "The Disposal of the Securities by Mr. Ko" below, as part of the disposal, Mr. Ko has agreed to sell part of the Convertible Note in the principal amount of HK$49,000,000 to the Subscriber.

Principal terms of the Subscription Agreement

Number of Subscription Shares	The number of new Shares to be subscribed for by the Subscriber shall be 500,000,000 new Shares. The Subscription Shares represent approximately 4.15% of the existing issued share capital of the Company, approximately 3.99% of the issued share capital of the Company as enlarged by the issue of Subscription Shares only, and approximately 3.46% of the issued share capital of the Company as enlarged only by the issue of the Subscription Shares and the issue of 1,900,000,000 Warrant Shares upon exercise of the Warrants in full. The Subscription Shares will be issued pursuant to the General Mandate.
Subscription Price	HK$0.07 per Subscription Share approximately represents: (a) a discount of 19.5% to the closing price of HK$0.087 per Share as quoted on the Stock Exchange on 14 March 2007, being the latest trading day immediately prior to the date of this announcement; (b) a discount of 12.3% to the average of the closing price of HK$0.0798 per Share over the last 5 consecutive trading days up to and including 14 March 2007; (c) a discount of 10.1% to the average of the closing price of HK$0.0779 per Share over the last 10 consecutive trading days up to and including 14 March 2007; and (d) a discount of 4.0% to the average of the closing price of approximately HK$0.0729 per Share over the last 30 consecutive trading days up to and including 14 March 2007.
Issue of the Warrants	As part of the Subscription, the Subscriber will also be allotted and issued 1,900,000,000 Warrants. Each Warrant shall confer upon its holder the right to subscribe for one new Share at the initial Exercise Price of HK$0.10 per Share at any time within one year after the issue of the Warrants. The Warrants may be exercised in whole or in parts. Any Warrant Shares will be issued under the General Mandate. The 1,900,000,000 Warrant Shares represent approximately 15.78% of the existing issued share capital of the Company and approximately 13.16% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares and the issue of the Warrant Shares. Any Warrant Shares issued will be subject to a lock-up of six months after the issue date of the relevant Warrant Shares.

The Warrants themselves will not give their holder(s) any right to participate in any distributions and/or offers of any further securities made by the Company.

The Warrants will not be listed on any stock exchange and are not transferable unless with the prior written consent of the Company except that the Warrants can be transferred to CBC or a company in which more than 50% of its capital is held by CBC.

Exercise Price

HK$0.10 per new Share approximately represents:

(a) a premium of 14.9% over the closing price of HK$0.087 per Share as quoted on the Stock Exchange on 14 March 2007, being the latest trading day immediately prior to the date of this announcement;

(b) a premium of 25.3% over the average of the closing price of HK$0.0798 per Share over the last 5 consecutive trading days up to and including 14 March 2007;

(c) a premium of 28.4% over the average of the closing price of HK$0.0779 per Share over the last 10 consecutive trading days up to and including 14 March 2007; and

(d) a premium of 37.2% over the average of the closing price of approximately HK$0.0729 per Share over the last 30 consecutive trading days up to and including 14 March 2007.

The Exercise Price will be subject to adjustment in respect of consolidation, subdivision or reclassification of the Shares, capitalization of profits or reserves, capital distributions, bonus issues, rights issues, issue of Shares at less than 90% of market price, modification of conversion rights attached to convertible securities of the Company, offers to the Shareholders and other events as may be determined by the Company or the holder of Warrants.

Ranking

All the Subscription Shares shall rank pari passu in all respects with the Shares in issue on the date of such allotment and issue.

All the Warrant Shares when issued shall rank pari passu in all respects with the Shares in issue on the date on which the subscription rights attaching to the Warrants are exercised.

Conditions

Conditions to Completion include the following:

(1) the grant of approval for the issue of the Warrants by the Stock Exchange and such approval not being revoked prior to Completion;

(2) the grant of approval for the listing of, and permission to deal in, all the

Subscription Shares and Warrant Shares by the Stock Exchange and such approval not being revoked prior to Completion;

(3) obtaining approval as may be required from the Shareholders (other than Shareholders who are required to abstain from voting as may be required by law, the Listing Rules or by the Stock Exchange);

(4) delivery of a Cayman Islands legal opinion in respect of the Company's capacity and authority to enter into the Subscription Agreement and to perform its obligations thereunder in a form and substance satisfactory to the Subscriber; and

(5) none of the Company's warranties under the Subscription Agreement being found to be, or no event occurring or matter arising which renders any of the Company's warranties untrue or incorrect in any material respect as at the date of Completion.

The Company will apply to the Stock Exchange for the grant of approval for the listing of, and permission to deal in, the Subscription Shares and Warrant Shares.

In the event the condition numbered 2 referred to above not being fulfilled (the Company will not waive such conditions) and the conditions numbered 4 and 5 not being fulfilled or waived in writing by the Subscriber on or before 30 June 2007 (or such other time and date as may be agreed by the parties hereto), the Subscription Agreement shall terminate and none of the parties thereto shall have any claim against the other, save for any antecedent breaches.

The Company understands that no approval from Shareholders is required pursuant to any law, the Listing Rules or the Stock Exchange in respect of the Subscription and so condition numbered 3 above is considered to be not applicable.

Completion

Completion shall take place on the second Business Day (or such other date as may be agreed by the Company) after the satisfaction of the conditions set out above.

Board representative

Upon Completion, the Company will procure that a person nominated by the Subscriber be appointed as a Director. The Company will make a further announcement if any new Director is appointed pursuant to the Subscription Agreement.

For so long as the Subscriber remains a Shareholder, it shall have the right to nominate such number of persons as Directors based on its percentage shareholding interest in the Company. The Company shall use its best endeavours to procure such appointment(s) to be made.

Guarantee	CBC, as guarantor, has guaranteed to the Company to procure the performance by the Subscriber of the payment obligations of the Subscriber under the Subscription Agreement.
Lock-up in respect of the Warrants	CBC has undertaken that it will be beneficially interested in the Warrant Shares for not less than six months from the date of their issue.

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in media related businesses (including distribution of television drama and films in the PRC, advertising agency and production), the retail and distribution of home audio and video equipment, the provision of IP telephony and related services, and securities trading.

The Company has not conducted any fund raising activities during the 12 months immediately preceding the date of the Subscription Agreement. As a result of the Subscription, the Company will receive net proceeds of approximately HK$34 million (after netting off relating expenses of approximately HK$1 million) representing net proceeds per Subscription Share of approximately HK$0.068. If the Warrants are fully exercised within 12 months of their issue, the Company will receive additional net proceeds of approximately HK$190 million representing net proceeds per Warrant Share of HK$0.1. The Company has not decided upon any specific use for the proceeds from the Subscription and any exercise of the Warrants, and until such decision is made by the Company, the new funding will be used as the Group's general working capital.

The issue of the Warrants as part of the Subscription was agreed between the Subscriber and the Company after arm's length negotiation between the parties. The Exercise Price of the Warrants represents a premium over the recent closing prices of the Shares and the Warrants afford the Company an opportunity to receive additional funding within the next 12 months should the Warrants be exercised. The Subscriber is wholly-owned by CBC. CBC is an investment fund with a focus on telecom, media and technology companies serving Mainland China and Hong Kong, and to a lesser extent, companies in other Asian regions. The Directors consider that the Subscription will broaden the shareholder base and the capital base of the Company and provide additional working capital for the Group.

The Subscription Price was determined with reference to the recent trading price of the Shares and after arms' length negotiation between the Company and the Subscriber. The Directors consider that the Subscription Agreement was entered into after arms' length negotiations between the Company and the Subscriber and that the terms of the Subscription Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

THE DISPOSAL OF SECURITIES BY MR KO

The Company was informed by Mr. Ko, an executive Director, that on 20 March 2007, Mr. Ko (1) entered into the Sale and Purchase Agreement with the Subscriber and CBC, (2) agreed to place the remaining part of the Convertible Note in the principal amount of HK$107,907,499 held by Mr. Ko to independent placees and (3) engaged SHK as the placing agent for the placing of 1,700,000,000 Shares held by Mr. Ko to independent placees procured by the placing agent.

Under the Sale and Purchase Agreement, Mr. Ko has agreed to sell part of the Convertible Note in the principal amount of HK$49,000,000, which may be converted into 1,000,000,000 new Shares at the prevailing conversion price of HK$0.049 per Share (subject to adjustment) to the Subscriber at a total consideration of HK$65,000,000. Mr. Ko confirms that the Subscriber is not an associate of Mr. Ko and is not a party acting in concert with Mr. Ko. CBC and its controlling shareholder confirm that they are not parties acting in concert with Mr. Ko or Mr. Dong Ping (the Chairman and a substantial shareholder of the Company).

Mr. Ko separately agreed to sell an aggregate of the remaining part of the Convertible Note in the principal amount of HK$107,909,499 held by him to independent placees (who shall not be persons acting in concert with CBC, its controlling shareholder, Mr. Ko or Mr. Dong Ping) at a total consideration of approximately HK$143 million and has engaged SHK as the placing agent for the placing of 1,700,000,000 Shares at a price of HK$0.065 per Share held by Mr. Ko to independent placees who, as confirmed by Mr. Ko, are not associates of or parties acting in concert with Mr. Ko and who shall not be persons acting in concert with CBC, its controlling shareholder, Mr. Ko or Mr. Dong Ping. Such remaining part of the Convertible Note may be converted into 2,202,234,673 new Shares upon conversion at the prevailing conversion price of HK$0.049 each (subject to adjustment).

The Directors have confirmed that neither they nor their respective associates have acquired any Shares or Convertible Note under the above disposal of securities by Mr. Ko.

Completion of the above disposal of securities by Mr. Ko is expected to take place on or before 23 March 2007.

The table below sets out the shareholding structure of the Company.

	As at the date of this announcement		Immediately after issue of the Subscription Shares but before the completion of the placement of 1,700,000,000 Shares held by Mr. Ko, the conversion of the Convertible Note in full and exercise of the Warrants in full		Immediately after issue of the Subscription Shares and exercise of the Warrants in full but before the completion of placement of 1,700,000,000 Shares held by Mr. Ko and the conversion of the Convertible Note in full		Immediately after completion of the placement of 1,700,000,000 Shares held by Mr. Ko but before issue of the the Subscription Shares, conversion of the Convertible Note in full and exercise of the Warrants in full		Immediately after completion of the placement of 1,700,000,000 Shares held by Mr. Ko and issue of the Subscription Shares but before conversion of the Convertible Note and exercise of the Warrants		Immediately after completion of the placement of 1,700,000,000 Shares held by Mr. Ko, issue of the Subscription Shares, conversion of the Convertible Note in full and exercise of the Warrants in full	
	Number of Shares	%	*Number of Shares*	%	*Number of Shares*	%	*Number of Shares*	%	*Number of Shares*	%	*Number of Shares*	%
Mr. Ko and his associates and concert parties	4,187,784,633	34.79%	4,187,784,633	33.40%	4,187,784,633	29.00%	2,487,784,633	20.67%	2,487,784,633	19.84%	2,487,784,633	14.10%
Dong Ping, a Director	2,700,000,000	22.43%	2,700,000,000	21.53%	2,700,000,000	18.70%	2,700,000,000	22.43%	2,700,000,000	21.53%	2,700,000,000	15.31%
The Subscriber	–	–	500,000,000	3.99%	2,400,000,000	16.62%	–	–	500,000,000	3.99%	3,400,000,000	19.27%
The placees	–	–	–	–	–	–	1,700,000,000	14.12%	1,700,000,000	13.56%	3,902,234,673	22.12%
Existing public Shareholders	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	35.67%	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	29.20%
Total	12,038,610,640	100.00%	12,538,610,640	100.00%	14,438,610,640	100.00%	12,038,610,640	100.00%	12,538,610,640	100.00%	17,640,845,313	100.00%
Total public shareholding												
Existing public Shareholders	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	35.67%	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	29.20%
The placees	–	–	–	–	–	–	1,700,000,000	14.12%	1,700,000,000	13.56%	3,902,234,673	22.12%
The Subscriber	–	–	500,000,000	3.99%	2,400,000,000	16.62%	–	–	500,000,000	3.99%	3,400,000,000	19.27%
	5,150,826,007	42.79%	5,650,826,007	45.07%	7,550,826,007	52.30%	6,850,826,007	56.91%	7,350,826,007	58.63%	12,453,060,680	70.59%

Notes:

1. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, save as disclosed above, none of the other placees, individually or together with its associates, will hold, as a result of the disposal of securities by Mr. Ko, 10% or more of the issued share capital of the Company as at the date of this announcement.

2. Except for the Warrants and the Convertible Note, there are no other warrants of the Company or securities convertible into Shares in issue.

GENERAL

The Subscription Agreement and the Sale and Purchase Agreement are not conditional on each other.

As at the date hereof, the board of Directors comprises Mr. Dong Ping (Chairman and an executive Director) and Mr. Ko Chun Shun, Johnson (an executive Director), Mr. Tsoi Tong Hoo, Tony (a non-executive Director), and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David (each of whom an independent non-executive Director).

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 15 March 2007 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 21 March 2007.

DEFINITIONS

"Business Day(s)"	any day except Saturdays and Sundays on which banks in Hong Kong are open for business
"CBC"	China Broadband Capital Partners, L.P., an exempt limited partnership registered in the Cayman Islands
"Company"	Asian Union New Media (Group) Limited, a company incorporated in the Cayman Islands with limited liability and the issued Shares of which are listed on the Stock Exchange
"Completion"	completion of the Subscription Agreement
"Convertible Note"	the loan note issued by the Company due 2010 with an aggregate principal amount of approximately HK$156.9 million, which may be converted into approximately 3,202.2 million new Shares upon conversion of the loan note in full at the prevailing conversion price of HK$0.049 per Share, subject to adjustment
"Director(s)"	the director(s) of the Company
"Exercise Price"	the sum payable in respect of each Share to which a holder of a Warrant will be entitled to subscribe for upon exercise of the subscription right attaching to the Warrant represented thereby, initially being HK$0.10 per Share, subject to adjustment
"General Mandate"	the general mandate granted to the board of Directors at the annual general meeting of the Company held on 29 June 2006, under which the board of Directors has been given a general authority to issue and allot up to 2,407,722,128 new Shares subject to the relevant requirements under the Listing Rules (save as disclosed in this announcement, no Shares have been issued under the General Mandate up to the date of this announcement)
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Ko"	Mr. Ko Chun Shun, Johnson, an executive Director

"Sale and Purchase Agreement"	the sale and purchase agreement entered into between Mr. Ko, the Subscriber and CBC in respect of the sale of part of the Convertible Note in the principal amount of HK$49,000,000 by Mr. Ko to the Subscriber on 20 March 2007
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share(s)"	fully paid share(s) in the nominal value of HK$0.01 each in the issued share capital of the Company
"SHK"	Sun Hung Kai International Limited, a corporation licensed under the SFO for types 1 (dealing in securities) and 6 (advising on corporate finance) regulated activities as defined under the SFO
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	Speedy Swift Investments Limited, a company incorporated in the British Virgin Islands with limited liability and is wholly-owned by CBC
"Subscription"	the subscription of the Subscription Shares and the Warrants subject to the terms and conditions of the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 20 March 2007 entered into between the Company, the Subscriber and CBC in relation to the Subscription
"Subscription Price"	a price of HK$0.07 per Subscription Share
"Subscription Shares"	an aggregate of 500,000,000 new Shares to be issued by the Company to the Subscriber at the Subscription Price pursuant to the Subscription Agreement
"Total Warrant Shares"	1,900,000,000 Warrant Shares to be issued upon exercise of all the Warrants
"Warrant Shares"	Share(s) which will be issued by the Company upon exercise of the Warrants
"Warrants"	warrants to be issued by the Company under the Subscription Agreement each of which will carry a right allowing its holder to subscribe for a new Share at the Exercise Price

"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"%"	per cent.

For and on behalf of the Board of
Asian Union New Media (Group) Limited
Dong Ping
Chairman

Hong Kong, 20 March 2007

Please also refer to the published version of this announcement in the China Daily.

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號：419)

認購新股份及認股權證

控股股東
出售本公司證券

恢復買賣

於二零零七年三月二十日，本公司與認購人及CBC訂立認購協議。根據認購協議，本公司已同意按每股認購股份0.07港元配發及發行500,000,000股新股份，連同1,900,000,000份認股權證。

每份認股權證將賦予其持有人權利，可按行使價0.10港元認購一股新認股權證股份。任何認股權證股份將根據一般授權發行。認股權證將不會於任何證券交易所上市，且除非經本公司事先書面同意，否則不可轉讓，惟認股權證可轉讓予CBC或其股本逾50%由CBC持有之公司。

認購股份及總認股權證股份分別約佔(a)本公司之現已發行股本4.15%及15.78%，及(b)本公司經發行認購股份及總認股權證股份擴大之已發行股本3.46%及13.16%。

認購價約較(a)股份於二零零七年三月十四日(即緊接本公佈日期前之最後交易日)於聯交所所報之收市價每股0.087港元折讓19.5%；(b)股份於截至二零零七年三月十四日(包括該日)止最後5個連續交易日之平均收市價每股0.0798港元折讓12.3%；(c)股份於截至二零零七年三月十四日(包括該日)止最後10個連續交易日之平均收市價每股0.0779港元折讓10.1%；及(d)股份於截至二零零七年三月十四日(包括該日)止最後30個連續交易日之平均收市價每股0.0729港元折讓4.0%。

行使價約較(a)股份於二零零七年三月十四日(即緊接本公佈日期前之最後交易日)於聯交所所報之收市價每股0.087港元溢價14.9%；(b)股份於截至二零零七年三月十四日(包括該日)止最後5個連續交易日之平均收市價每股0.0798港元溢價25.3%；(c)股份於截至二零零七年三月十四日(包括該日)止最後10個連續交易日之平均收市價每股0.0779港元溢價28.4%；及(d)股份於截至二零零七年三月十四日(包括該日)止最後30個連續交易日之平均收市價每股約0.0729港元溢價37.2%。

本公司已獲高先生(執行董事)知會，彼已同意(i)根據買賣協議向認購人出售本金額49,000,000港元之可換股票據部份(可按現行兌換價每股股份0.049港元(可予調整)兌換為1,000,000,000股新股份)及(ii)向獨立承配人出售本金額107,907,499港元之可換股票據其餘部份(可按現行兌換價每股股份0.049港元(可予調整)兌換為2,202,234,673股新股份)。高先生已進一步知會本公司彼已委聘新鴻基為向獨立承配人配售高先生所持1,700,000,000股股份之配售代理。高先生確認，認購人或任何承配人均並非其聯繫人士或與其一致行動之人士。於高先生所持1,700,000,000股股份配售完成(預期將於二零零七年三月二十三日或之前)後，高先生於本公司之所佔股權將由約34.79%減至約20.67%。於發行認購股份後，高先生於本公司之所佔股權將進一步攤薄至約19.84%。有關本公司股權架構之可能變動，股東可參閱下文「本公司之股權架構」一節。

應本公司之要求，股份已於二零零七年三月十五日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請股份於二零零七年三月二十一日上午九時三十分起恢復買賣。

認購協議

董事欣然公佈，本公司已於二零零七年三月二十日與認購人及CBC訂立認購協議。根據認購協議，本公司已同意按每股認購股份0.07港元向認購人配發及發行而認購人已同意認購合共500,000,000股新股份，連同1,900,000,000份認股權證。

經作出一切合理查詢後，就董事所知、所得資料及所信，認購人(CBC全資擁有之公司)及CBC之最終實益擁有人均為獨立於本集團及本公司關連人士(定義見上市規則)之第三者。誠如下文「高先生出售證券」一節所述，作為出售之部份，高先生已同意向認購人出售本金額49,000,000港元之可換股票據部份。

認購協議之主要條款

認購股份數目　　將由認購人認購之新股份數目將為500,000,000股新股份。

認購股份佔本公司之現已發行股本約4.15%、本公司僅經發行認購股份擴大之已發行股本約3.99%，及本公司僅經發行認購股份及於全數行使認股權證後發行1,900,000,000股認股權證股份擴大之已發行股本約3.46%。

認購股份將根據一般授權發行。

認購價　每股認購股份0.07港元約較：

(a) 股份於二零零七年三月十四日（即緊接本公佈日期前之最後交易日）於聯交所所報之收市價每股0.087港元折讓19.5%；

(b) 股份於截至二零零七年三月十四日（包括該日）止最後5個連續交易日之平均收市價每股0.0798港元折讓12.3%；

(c) 股份於截至二零零七年三月十四日（包括該日）止最後10個連續交易日之平均收市價每股0.0779港元折讓10.1%；及

(d) 股份於截至二零零七年三月十四日（包括該日）止最後30個連續交易日之平均收市價每股約0.0729港元折讓4.0%。

發行認股權證　作為認購之部份，認購人亦將獲配發及發行1,900,000,000份認股權證。每份認股權證將賦予其持有人權利，可於發行認股權證後一年內隨時按初步行使價每股股份0.10港元認購一股新股份。認股權證可全面或部份行使。任何認股權證股份將根據一般授權發行。

1,900,000,000股認股權證股份佔本公司之現已發行股本約15.78%，以及本公司經發行認購股份及認股權證股份擴大之已發行股本約13.16%。所有已發行之認股權證股份將受限於相關認股權證股份發行日期起計為期六個月之禁售期。

認股權證本身將不會給予其持有人參與本公司作出之任何分派及／或任何進一步證券之要約之任何權利。

認股權證將不會於任何證券交易所上市，且除非經本公司事先書面同意，否則不可轉讓，惟認股權證可轉讓予CBC或其股本逾50%由CBC持有之公司。

行使價　每股新股份0.10港元約較：

(a) 股份於二零零七年三月十四日（即緊接本公佈日期前之最後交易日）於聯交所所報之收市價每股0.087港元溢價14.9%；

(b) 股份於截至二零零七年三月十四日（包括該日）止最後5個連續交易日之平均收市價每股0.0798港元溢價25.3%；

(c) 股份於截至二零零七年三月十四日（包括該日）止最後10個連續交易日之平均收市價每股0.0779港元溢價28.4%；及

(d) 股份於截至二零零七年三月十四日（包括該日）止最後30個連續交易日之平均收市價每股約0.0729港元溢價37.2%。

行使價將因股份合併、拆細或重新分類、溢利或儲備資本化、資本分派、紅股發行、供股、按低於市價90%發行股份、修改本公司可換股證券附帶之兌換權、向股東提出要約及本公司或認股權證持有人可能釐定之其他事件而作出調整。

地位	所有認購股份將於各方面與該配發及發行日期之已發行股份享有同等地位。 所有已發行認股權證股份將於各方面與認股權證附帶之認購權獲行使當日之已發行股份享有同等地位。
條件	完成之條件包括以下各項： (1) 聯交所批准發行認股權證，而該批准並無於完成前撤銷； (2) 聯交所批准所有認購股份及認股權證股份上市及買賣，而該批准並無於完成前撤銷； (3) 向股東(根據法例、上市規則或按聯交所規定可能須放棄投票之股東除外)取得可能規定之批准； (4) 以認購人滿意之形式及內容實質送達有關本公司訂立認購協議及履行其項下責任之能力及權力之開曼群島法律意見；及 (5) 本公司於認購協議項下之保證概無被發現為、或並無發生或出現事項令本公司之任何保證於完成日期在任何重大方面成為不真實或不正確。 本公司將向聯交所申請批准認購股份及認股權證股份上市及買賣。 倘於二零零七年六月三十日(或認購協議各訂約方可能協定之有關其他時間及日期)或之前，上述第2項條件並無達成(本公司將不會豁免該等條件)及第4及5項條件並無達成或獲認購人以書面形式豁免，則認購協議將告終止，而其各訂約方概不得對另一方提出任何申索，惟就任何先前之違反提出者除外。 本公司明白根據任何法例、上市規則或按聯交所規定毋須就認購取得股東批准，故上文第3項條件被視為不適用。
完成	認購協議將於達成上文所載條件後第二個營業日(或本公司可能同意之有關其他日期)完成。
董事會代表	於完成後，本公司將促使認購人提名之一名人士獲委任為董事。本公司將於任何新董事根據認購協議獲委任時另作公佈。 於認購人繼續成為股東之時間內，其將有權基於其於本公司所佔股權提名該等數目之人士成為董事。本公司將盡力促使作出該等委任。
擔保	CBC(作為擔保人)已向本公司擔保促使認購人履行認購人根據認購協議須履行之付款責任。
有關認股權證之禁售	CBC已承諾其將於認股權證股份發行日期起計不少於六個月實益擁有認股權證股份之權益。

進行認購之理由

本集團主要從事媒體相關業務（包括於中國發行電視劇及電影、廣告代理及製作）、零售及分銷家用影音器材、提供IP電話及相關服務以及證券買賣。

本公司於緊接認購協議日期前12個月內並無進行任何集資活動。本公司將因認購而獲得所得款項淨額約34,000,000港元（扣除有關開支約1,000,000港元後），每股認購股份所得款項淨額約為0.068港元。倘認股權證於其發行起計12個月內全數行使，則本公司將獲得額外所得款項淨額約190,000,000港元，相當於每股認股權證股份所得款項淨額0.1港元。本公司並未決定認購及任何行使認股權證之所得款項之任何具體用途，而在本公司作出有關決定前，該筆新資金將用作本集團之一般營運資金。

作為認購一部份之發行認股權證乃於認購人與本公司公平磋商後協定。認股權證之行使價較股份之最近收市價有所溢價，而認股權證令本公司有機會在認股權證獲行使下於未來12個月內獲得額外資金。認購人由CBC全資擁有。CBC為以服務中國內地及香港之電訊、媒體及技術公司以及（在較小程度上）其他亞洲地區公司為重點之投資基金。董事認為，認購將擴闊本公司之股東基礎及資本基礎，並為本集團提供額外營運資金。

認購價乃經參考股份之最近成交價及於本公司與認購人公平磋商後釐定。董事認為，認購協議乃於本公司與認購人公平磋商後訂立，且認購協議之條款乃屬公平合理，並符合本公司及股東之整體利益。

高先生出售證券

本公司已獲高先生（執行董事）知會，於二零零七年三月二十日，高先生(1)與認購人及CBC訂立買賣協議；(2)同意向獨立承配人配售高先生所持本金額107,907,499港元之可換股票據其餘部份及(3)委聘新鴻基為配售代理促使向獨立承配人配售高先生所持1,700,000,000股股份之配售代理。

根據買賣協議，高先生已同意按總代價65,000,000港元向認購人出售本金額49,000,000港元之可換股票據部份（可按現行兌換價每股股份0.049港元（可予調整）兌換為1,000,000,000股新股份）。高先生確認，認購人並非高先生之聯繫人士；亦非與高先生一致行動之人士。CBC及其控股股東確認，彼等並非與高先生或董平（本公司主席兼主要股東）一致行動之人士。

高先生亦同意按總代價約143,000,000港元向獨立承配人出售其所持本金額107,907,499港元之可換股票據其餘部份，並已委聘新鴻基為按每股股份0.065港元向獨立承配人（其不得為與CBC、其控股股東、高先生及董平先生一致行動之人士）配售高先生所持1,700,000,000股股份之配售代理。誠如高先生所確認，獨立承配人並非高先生之聯繫人士或與高先生一致行動之人士，亦不得為與CBC、其控股股東、高先生及董平先生一致行動之人士。該可換股票據其餘部份可於按現行兌換價每股股份0.049港元（可予調整）兌換時兌換為2,202,234,673股新股份。

董事已確認，彼等或彼等各自之聯繫人士概無根據上述高先生出售證券購入任何股份或可換股票據。

上述高先生出售證券預期將於二零零七年三月二十三日或之前完成。

本公司之股權架構

下表載列本公司之股權架構。

	於本公佈日期		緊隨發行認購股份後但於配售高先生所持1,700,000,000股股份、全面兌換可換股票據及全面行使認股權證完成前		緊隨發行認購股份及全面行使認股權證後但於配售高先生所持1,700,000,000股股份及全面兌換可換股票據完成前		緊隨配售高先生所持1,700,000,000股股份完成後但於發行認購股份、全面兌換可換股票據及全面行使認股權證前		緊隨配售高先生所持1,700,000,000股股份及發行認購股份完成後但於兌換可換股票據及行使認股權證前		緊隨配售高先生所持1,700,000,000股股份、發行認購股份、全面兌換可換股票據及全面行使認股權證完成後	
	股份數目	%	股份數目	%	股份數目	%	股份數目	%	股份數目	%	股份數目	%
高先生及其聯繫人士及一致行動人士	4,187,784,633	34.79%	4,187,784,633	33.40%	4,187,784,633	29.00%	2,487,784,633	20.67%	2,487,784,633	19.84%	2,487,784,633	14.10%
董平(董事)	2,700,000,000	22.43%	2,700,000,000	21.53%	2,700,000,000	18.70%	2,700,000,000	22.43%	2,700,000,000	21.53%	2,700,000,000	15.31%
認購人	–	–	500,000,000	3.99%	2,400,000,000	16.62%	–	–	500,000,000	3.99%	3,400,000,000	19.27%
承配人	–	–	–	–	–	–	1,700,000,000	14.12%	1,700,000,000	13.56%	3,902,234,673	22.12%
現有公眾股東	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	35.67%	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	29.20%
總計	12,038,610,640	100.00%	12,538,610,640	100.00%	14,438,610,640	100.00%	12,038,610,640	100.00%	12,538,610,640	100.00%	17,640,845,313	100.00%
總公眾持股量												
現有公眾股東	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	35.67%	5,150,826,007	42.79%	5,150,826,007	41.08%	5,150,826,007	29.20%
承配人	–	–	–	–	–	–	1,700,000,000	14.12%	1,700,000,000	13.56%	3,902,234,673	22.12%
認購人	–	–	500,000,000	3.99%	2,400,000,000	16.62%	–	–	500,000,000	3.99%	3,400,000,000	19.27%
	5,150,826,007	42.79%	5,650,826,007	45.07%	7,550,826,007	52.30%	6,850,826,007	56.91%	7,350,826,007	58.63%	12,453,060,680	70.59%

附註：

1. 經作出一切合理查詢後，就董事所知、所得資料及所信，除上文所披露者外，於本公佈日期，概無其他承配人(個別或聯同其聯繫人士)將因高先生出售證券而持有本公司已發行股本10%或以上。

2. 除認股權證及可換股票據外，本公司並無其他已發行認股權證或可兌換為股份之證券。

一般事項

認購協議及買賣協議並非互為條件。

於本公佈日期，董事會包括董平先生(主席兼執行董事)及高振順先生(執行董事)、蔡東豪先生(非執行董事)及袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

應本公司之要求，股份已於二零零七年三月十五日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請股份於二零零七年三月二十一日上午九時三十分起恢復買賣。

「營業日」	指	香港銀行營業之任何日子，星期六及星期日除外
「CBC」	指	China Broadband Capital Partners, L.P.，於開曼群島註冊之受豁免有限合夥公司
「本公司」	指	Asian Union New Media (Group) Limited（華億新媒體（集團）有限公司*），於開曼群島註冊成立之有限公司，其已發行股份於聯交所上市
「完成」	指	認購協議之完成
「可換股票據」	指	本公司發行本金總額約156,900,000港元之二零一零年到期貸款票據，可於按現行兑換價每股股份0.049港元（可予調整）全面兑換貸款票據時兑換為約3,202,200,000股新股份
「董事」	指	本公司董事
「行使價」	指	就認股權證持有人於行使所代表認股權證附帶之認購權時將有權認購之每股股份應付之款項，初步為每股股份0.10港元（可予調整）
「一般授權」	指	於本公司於二零零六年六月二十九日舉行之股東週年大會上授予董事會之一般授權，據此，董事會已獲授一般授權，可根據上市規則之有關規定發行及配發最多2,407,722,128股新股份（除本公佈所披露者外，截至本公佈日期，概無根據一般授權發行任何股份）
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「高先生」	指	高振順先生，執行董事
「買賣協議」	指	高先生、認購人與CBC於二零零七年三月二十日就出售本金額49,000,000港元之可換股票據部份訂立之買賣協議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司已發行股本中每股面值0.01港元之繳足股份
「新鴻基」	指	新鴻基國際有限公司，根據證券及期貨條例獲發牌可從事第1類（證券交易）及第6類（就機構融資提供意見）類受規管活動（定義見證券及期貨條例）之法團

「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購人」	指	Speedy Swift Investments Limited，於英屬處女群島註冊成立之有限公司，由CBC全資擁有
「認購」	指	根據認購協議之條款及條件認購認購股份及認股權證
「認購協議」	指	本公司、認購人與CBC於二零零七年三月二十日就認購訂立之認購協議
「認購價」	指	每股認購股份0.07港元之價格
「認購股份」	指	本公司將根據認購協議按認購價發行予認購人之合共500,000,000股新股份
「總認股權證股份」	指	將於行使所有認股權證時發行之1,900,000,000股認股權證股份
「認股權證股份」	指	本公司將於行使認股權證時發行之股份
「認股權證」	指	本公司將根據認購協議發行之認股權證，每份將附帶權利，讓其持有人可按行使價認購一股新股份
「港元」	指	香港法定貨幣港元
「%」	指	百分比

代表董事會
Asian Union New Media (Group) Limited
華億新媒體(集團)有限公司*
主席
董平

香港，二零零七年三月二十日

* *僅供識別*

請同時參閱本公佈於香港經濟日報刊登的內容。

ASIAN UNION NEW MEDIA
華倫新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 419

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 25 September 2006. The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 28 February 2007.

Reference is made to the announcement of the Company dated 25 September 2006 in respect of, among other things, the issue of the Second Tranche Convertible Note. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 28 February 2007. As at 28 February 2007, the principal amount of the Second Tranche Convertible Note remained HK$156,909,499. As at 28 February 2007, the number of issued Shares was 12,038,610,640 which was the same number of Shares in issue as at 1 February 2007.

As at the date of this announcement, the board of directors of the Company comprised Mr. Dong Ping (Chairman and executive Director), Mr. Ko Chun Shun, Johnson (executive Director) Mr. Tsoi Tong Hoo, Tony (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
ASIAN UNION NEW MEDIA (GROUP) LIMITED
Jason Chan
Company Secretary

Hong Kong, 1 March 2007

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(於開曼群島註冊成立之有限公司)

股份代號：419

公佈

謹此提述本公司於二零零六年九月二十五日刊發之公佈。本公司謹知會股東並無第二批可換股票據於二零零七年二月二十八日前獲兌換。

謹此提述本公司於二零零六年九月二十五日就有關(其中包括)發行第二批可換股票據而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第二批可換股票據於二零零七年二月二十八日前獲兌換。於二零零七年二月二十八日，第二批可換股票據之本金額仍為156,909,499港元。於二零零七年二月二十八日，已發行股份數目為12,038,610,640股，此與於二零零七年二月一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括董平先生(主席兼執行董事)、高振順先生(執行董事)、蔡東豪先生(非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
華億新媒體(集團)有限公司
公司秘書
陳錦坤

香港，二零零七年三月一日

* *僅供識別*

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 419

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 25 September 2006. The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 31 January 2007.

Reference is made to the announcement of the Company dated 25 September 2006 in respect of, among other things, the issue of the Second Tranche Convertible Note. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 31 January 2007. As at 31 January 2007, the principal amount of the Second Tranche Convertible Note remained HK$156,909,499. As at 31 January 2007, the number of issued Shares was 12,038,610,640 which was the same number of Shares in issue as at 1 January 2007.

As at the date of this announcement, the board of directors of the Company comprised Mr. Dong Ping (Chairman and executive Director), Mr. Ko Chun Shun, Johnson (executive Director) Mr. Tsoi Tong Hoo, Tony (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
ASIAN UNION NEW MEDIA (GROUP) LIMITED
Jason Chan
Company Secretary

Hong Kong, 2 February 2007

並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體(集團)有限公司*

(於開曼群島註冊成立之有限公司)

股份代號：419

公佈

謹此提述本公司於二零零六年九月二十五日刊發之公佈。本公司謹知會股東並無第二批可換股票據於二零零七年一月三十一日前獲兌換。

謹此提述本公司於二零零六年九月二十五日就有關(其中包括)發行第二批可換股票據而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第二批可換股票據於二零零七年一月三十一日前獲兌換。於二零零七年一月三十一日，第二批可換股票據之本金額仍為156,909,499港元。於二零零七年一月三十一日，已發行股份數目為12,038,610,640股；此與於二零零七年一月一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括董平先生(主席兼執行董事)、高振順先生(執行董事)、蔡東豪先生(非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
華億新媒體(集團)有限公司
公司秘書
陳錦坤

香港，二零零七年二月二日

* *僅供識別*

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Stock Code: 419

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 25 September 2006. The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 31 December 2006.

Reference is made to the announcement of the Company dated 25 September 2006 in respect of, among other things, the issue of the Second Tranche Convertible Note. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the Second Tranche Convertible Note was converted before 31 December 2006. As at 31 December 2006, the principal amount of the Second Tranche Convertible Note remained HK$156,909,499. As at 31 December 2006, the number of issued Shares was 12,038,610,640 which was the same number of Shares in issue as at 1 December 2006.

As at the date of this announcement, the board of directors of the Company comprised Mr. Dong Ping (Chairman and executive Director), Mr. Ko Chun Shun, Johnson (executive Director) Mr. Tsoi Tong Hoo, Tony (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
ASIAN UNION NEW MEDIA (GROUP) LIMITED
Jason Chan
Company Secretary

Hong Kong, 2 January 2007

ASIAN UNION NEW MEDIA
華億新媒體集團

ASIAN UNION NEW MEDIA (GROUP) LIMITED
華億新媒體（集團）有限公司*

(於開曼群島註冊成立之有限公司)

股份代號：419

公佈

謹此提述本公司於二零零六年九月二十五日刊發之公佈。本公司謹知會股東並無第二批可換股票據於二零零六年十二月三十一日前獲兌換。

謹此提述本公司於二零零六年九月二十五日就有關(其中包括)發行第二批可換股票據而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第二批可換股票據於二零零六年十二月三十一日前獲兌換。於二零零六年十二月三十一日，第二批可換股票據之本金額仍為156,909,499港元。於二零零六年十二月三十一日，已發行股份數目為12,038,610,640股，此與於二零零六年十二月一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括董平先生(主席兼執行董事)、高振順先生(執行董事)、蔡東豪先生(非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
華億新媒體(集團)有限公司
公司秘書
陳錦坤

香港，二零零七年一月二日

END

* *僅供識別*